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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer’s Legacy 450 Executive Jet awarded Brazilian certification

São José dos Campos, Brazil, August 11, 2015 – The Brazilian Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC) today granted type certification for the Legacy 450 mid-light executive jet during a ceremony at the Latin American Business Aviation Conference and Exhibition (LABACE) in São Paulo, Brazil.

“We are especially thrilled with the Legacy 450 certification, delivering on our commitment to reach this milestone just one year after the Legacy 500,” said Humberto Pereira, Vice President, Engineering and Technology, Embraer. “The Legacy 450 introduces true innovation in its class. This is also a reward for our teams’ passion and dedication to bring this truly revolutionary aircraft to market, and I congratulate each team member for this achievement.”

The certification campaign comprised two prototype aircraft, the first with flight test instruments and the second with a production-conforming interior. The commonality between the Legacy 450 and the Legacy 500 is around 95%. Production of the Legacy 450 has already begun and the first delivery is scheduled for the fourth quarter of 2015.

“We are very pleased to confirm that all Legacy 450 design goals have been achieved or exceeded,” said Marco Túlio Pellegrini, President and CEO, Embraer Executive Jets. “This aircraft is also a game changer in the mid-light segment. With better speed, range and field performance than originally planned, the Legacy 450 sets a new standard for its class.”

Embraer expects to receive certification from the FAA (Federal Aviation Administration) in the upcoming weeks and from the EASA (European Aviation Safety Agency) thereafter.

Legacy 450 Main Characteristics

Specifications	Design Goals	Certified Legacy 450
Range @ LRC(1)	2,500 nm / 4,630 km	2,575 nm / 4,769 km
Range @ M0.80(1)	2,348 nm / 4,349 km	2,511 nm / 4,650 km
Takeoff distance(2)	4,000 ft / 1,219 m	3,825 ft / 1,166 m
Unfactored landing distance(3)	2,300 ft / 701 m	2,083 ft / 635 m
Maximum operating altitude	45,000 ft / 13,716 m	45,000 ft / 13,716 m
Time to climb to initial climb altitude(4)	22 min	21 min
Maximum operating speed (MMO)	Mach 0.83	Mach 0.83
Maximum payload(5)	2,800 lb / 1,270 kg	2,976 lb / 1,350 kg
Payload full fuel(5)	1,600 lb / 726 kg	1,627 lb / 738 kg
Total baggage & stowage volume	150 ft3 / 4.25 m3	150 ft3 / 4.25 m3
Engine thrust / flat rating	6,080 lbf / ISA + 15 [o]C	6,540 lbf / ISA + 18 [o]C

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

(1)NBAA IFR reserves; 200 nm alternate; 4 pax @ 200 lbs each; baseline aircraft

(2)SL; ISA; MTOW

(3)SL; ISA ; 4 pax @ 200 lbs each; NBAA IFR reserves; 200 nm alternate; baseline aircraft

(4)From SL to FL 430; @ MTOW; ISA

(5)Baseline aircraft

About the Legacy 450

The Legacy 450 is a mid-light business jet with a best-in-class six-foot tall, flat-floor cabin. Four fully reclining club seats may be berthed into two beds for complete rest in a 6,000-ft cabin altitude. The optional in-flight entertainment system consists of a high-definition video system, surround sound, and multiple audio and video input options. Voice and data communications options are also available. The cabin includes a refreshment center at the entrance, a rear private lavatory with a vacuum toilet and an in-flight accessible baggage area. The total baggage space is the largest in the aircraft’s category.

The Legacy 450 is the first business aircraft in its segment with full fly-by-wire technology, featuring side-stick flight controls, the state-of-the-art Rockwell Collins Pro Line Fusion avionics suite with four 15.1-inch high resolution LCD displays, and capable of paperless operations, with graphical flight planning, Jeppesen charts and maps and a synthetic vision system. The optional Embraer Enhanced Vision System (E2VS) features a Head-up Display (HUD) and an EVS.

The Legacy 450 is powered by two advanced, fuel-efficient Honeywell HTF 7500E turbofan engines, the greenest in their class. With a range of 2,575 nautical miles (4,769 kilometers) with four passengers and NBAA IFR Reserves, the Legacy 450 is capable of flying nonstop from Los Angeles to Boston, São Paulo to Lima, Moscow to New Delhi,  Singapore to Shanghai or Beijing to Bangkok.

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Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer